As filed with the Securities and Exchange Commission on October 19, 2021

1933 Act File No. 333-256359

1940 Act File No. 811-21712

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.

[X] Post-Effective Amendment No. 1

and

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] Amendment No. 15

Clough Global Equity Fund

(Exact Name of Registrant as Specified in Charter)

1290 Broadway, Suite 1000

Denver, Colorado 80203

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(303) 623-2577

Registrant's Telephone Number, including Area Code

Clifford J. Alexander, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006 (202) 778-9068	Sareena Khwaja-Dixon ALPS Fund Services, Inc. 1290 Broadway, Suite 1000 Denver, CO 80203 (303) 623-2577

Name and Address of Agent for Service

(Number, Street, City, State, Zip Code)

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

[ ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[X] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[ ] immediately upon filing pursuant to paragraph (b)

[ ] on (date) pursuant to paragraph (b)

[ ] 60 days after filing pursuant to paragraph (a)

[ ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[ ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[X] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-256359.

Check each box that appropriately characterizes the Registrant:

[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[ ] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[X] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[ ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-256359 and 811-21712) of Clough Global Equity Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - Other Information

Item 25.	Financial Statements and Exhibits

(1)		Financial Statements: Included in Part A: Financial Highlights for the fiscal years ended October 31, 2011 through October 31, 2020 (audited) are incorporated by reference. Included in Part B: None.
(2)		Exhibits:

	(a)(1)	Agreement and Declaration of Trust (1)

	(a)(2)	Statement of Preferences for [ ] Cumulative Preferred Shares**

	(b)	By-Laws (2)

	(c)	Not Applicable

	(d)(1)	Certificate for Common Shares of Beneficial Interest (3)

	(d)(2)	Form of Subscription Certificate for Common Shares(24)

	(d)(3)	Form of Subscription Certificate for [ ] Cumulative Preferred Shares**

	(d)(4)	Form of Subscription Certificate for Commons Shares and [ ] Cumulative Preferred Shares**

	(d)(5)	Form of Notice of Guaranteed Delivery(25)

	(d)(6)	Form of Indenture(4)

	(d)(7)	Form T-1 Statement of Eligibility of Trustee with respect to the Form of Indenture**

	(e)	Automatic Dividend Reinvestment Plan dated April 26, 2005(5)

	(f)	Not Applicable

	(g)	Investment Advisory and Management Agreement dated April 26, 2005(6)

	(h)(1)	Form of Marketing Agreement(26)

	(h)(2)	Form of ATM Sales Agreement*

	(i)	Not Applicable

(j)	Custody Agreement with State Street Bank and Trust Company dated December 9, 2013 (7)

(k)(1)	Stock Transfer Agency and Service Agreement dated June 13, 2013 (8)

(k)(2)	Administration, Bookkeeping and Pricing Services Agreement dated April 26, 2005(9)

(k)(3)	Amendment to Administration, Bookkeeping and Pricing Services Agreement dated September 1, 2006. (10)

(k)(4)	Amendment to Administration, Bookkeeping and Pricing Services Agreement dated August 10, 2007. (11)

(k)(5)	Amendment to Administration, Bookkeeping and Pricing Services Agreement dated June 12, 2014. (12)

(k)(6)	Amendment to Administration, Bookkeeping and Pricing Services Agreement dated April 10, 2018. (13)

(k)(7)	Form of Subscription Agent Agreement(27)

(k)(8)	Form of Information Agent Agreement(28)

(l)	Opinion and Consent of Counsel(29)

(m)	Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm — Cohen & Company, Ltd.(30)

(o)	Not Applicable

(p)	Form of Initial Subscription Agreement (13)

(q)	Not Applicable

(r)(1)	Code of Ethics of the Fund dated July 13, 2017 (15)

(r)(2)	Code of Ethics of the Adviser dated January 4, 2021(16)

(r)(3)	Code of Ethics of the Principal Executive and Financial Officers of the Fund (17)

(s)(i)	Power of Attorney for: Edmund J. Burke, Robert L. Butler, Adam D. Crescenzi, Karen DiGravio, Kevin McNally, Jerry G. Rutledge, Vincent Versaci and Clifford J. Weber, dated June 8, 2019. (18)

(s)(ii)	Form of Prospectus Supplement Relating to Common Shares (19)

(s)(iii)	Form of Prospectus Supplement Relating to Preferred Shares (20)

(s)(iv)	Form of Prospectus Supplement Relating to Subscription Rights to Purchase Common Shares (21)

(s)(v)	Form of Prospectus Supplement Relating to Subscription Rights to Purchase Preferred Shares (22)

(s)(vi)	Form of Prospectus Supplement Relating to Subscription Rights to Purchase Common and Preferred Shares (23)

(1)	Incorporated by reference to Exhibit (a)(2) of the Registration Statement filed with the Commission via EDGAR on April 22, 2005.

(2)	Incorporated by reference to N-CEN filed with the Commission via EDGAR on January 11, 2019.

(3)	Incorporated by reference to Exhibit (d) of the Registration Statement filed with the Commission via EDGAR on April 22, 2005.

(4)	Incorporated by reference to Exhibit (d)(5) of the Registration Statement filed with the Commission via EDGAR on March 9, 2021.

(5)	Incorporated by reference to Exhibit (e) of the Registration Statement filed with the Commission via EDGAR on July 3, 2019.

(6)	Incorporated by reference to Exhibit (g) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(7)	Incorporated by reference to Exhibit (j) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(8)	Incorporated by reference to Exhibit (k)(1) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(9)	Incorporated by reference to Exhibit (k)(2) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(10)	Incorporated by reference to Exhibit (k)(3) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(11)	Incorporated by reference to Exhibit (k)(4) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(12)	Incorporated by reference to Exhibit (k)(5) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(13)	Incorporated by reference to Exhibit (k)(6) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(14)	Incorporated by reference to Exhibit (p) of the Registration Statement filed with the Commission via EDGAR on April 22, 2005.

(15)	Incorporated by reference to Exhibit (r)(1) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(16)	Incorporated by reference to Exhibit (r)(2) of the Registration Statement filed with the Commission via EDGAR on March 9, 2021.

(17)	Incorporated by reference to Exhibit (r)(3) of the Registration Statement filed with the Commission via EDGAR on May 21, 2019.

(18)	Incorporated by reference to Exhibit (s) of the Registration Statement filed with the Commission via EDGAR on July 3, 2019.

(19)	Incorporated by reference to Exhibit (s)(ii) of the Registration Statement filed with the Commission via EDGAR on March 9, 2021.

(20)	Incorporated by reference to Exhibit (s)(iii) of the Registration Statement filed with the Commission via EDGAR on March 9, 2021.

(21)	Incorporated by reference to Exhibit (s)(iv) of the Registration Statement filed with the Commission via EDGAR on March 9, 2021.

(22)	Incorporated by reference to Exhibit (s)(v) of the Registration Statement filed with the Commission via EDGAR on March 9, 2021.

(23)	Incorporated by reference to Exhibit (s)(vi) of the Registration Statement filed with the Commission via EDGAR on March 9, 2021.

(24)	Incorporated by reference to Exhibit (d)(2) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.
(25)	Incorporated by reference to Exhibit (d)(5) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.

(26)	Incorporated by reference to Exhibit (h) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.
(27)	Incorporated by reference to Exhibit (k)(7) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.
(28)	Incorporated by reference to Exhibit (k)(8) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.
(29)	Incorporated by reference to Exhibit (l) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.

(30)	Incorporated by reference to Exhibit (n) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.

*	Filed herewith.

**	To be filed by subsequent amendment.

Item 26.	Marketing Arrangements

See Form of Marketing Agreement incorporated by reference to Exhibit (h) of the Registration Statement filed with the Commission via EDGAR on May 21, 2021.

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement:

Registration Fee	$0
NYSE American listing fee	$23,869
Printing	$10,000
Accounting fees and expenses	$3,000
Legal fees and expenses	$25,000
Information Agent fees and expenses	$0
Subscription Agent fees and expenses	$0
Miscellaneous	$0
Total	$61,869

Item 28.	Persons Controlled By or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities

(1) Title of Class	(2) Number of Record Holders as of September 30, 2021
Shares of common stock	9

Item 30.	Indemnification

Article IV of the Registrant's Agreement and Declaration of Trust provides as follows:

4.1

No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2

Mandatory Indemnification. (a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an "indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "disabling conduct"). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding ("Disinterested Non-Party Trustees"), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee's good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law provided that such indemnification has been approved by a majority of the Trustees.

4.3

No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent.

Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

4.4

Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust's officers or employees or by any adviser, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Item 31.	Business and Other Connections of Investment Adviser

Clough Capital Partners LP.. serves as investment adviser to the fund and also serves as adviser to unregistered funds, institutions and high net worth individuals. A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser, and each partner or executive officer of the investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in the prospectus contained in this Registration Statement in the section entitled "Management of the Fund - Investment Adviser."

Item 32.	Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant, c/o ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, Colorado 80203.

Item 33.	Management Services

None

Item 34.	Undertakings

(1) Not applicable.

(2) Not applicable.

(3) The Registrant undertakes:

a. to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

b. that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is subject to Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4) Not applicable.

(5) The Registrant undertakes that: (a) for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the 1933 Act will be deemed to be a part of the Registration Statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, Colorado, on the 19th day of October, 2021.

Clough Global Equity Fund

By:	/s/ Dawn Cotten
Name: Dawn Cotten
Title: President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Dawn Cotten	President (Principal Executive Officer)	October 19, 2021
Dawn Cotten

	/s/ Edmund J. Burke	Trustee	October 19, 2021
Edmund J. Burke*

	/s/ Robert L. Butler	Trustee	October 19, 2021
Robert L. Butler*

	/s/ Adam D. Crescenzi	Trustee	October 19, 2021
Adam D. Crescenzi*

	/s/ Karen DiGravio	Trustee	October 19, 2021
Karen DiGravio*

	/s/ Kevin McNally	Trustee	October 19, 2021
Kevin McNally*

	/s/ Jerry G. Rutledge	Trustee	October 19, 2021
Jerry G. Rutledge*

	/s/ Vincent W. Versaci	Trustee	October 19, 2021
Vincent W. Versaci*

	/s/ Clifford J. Weber	Trustee	October 19, 2021
Clifford J. Weber*

	/s/ Erich A. Rettinger	Treasurer (Principal Financial and Accounting	October 19, 2021
	Erich A. Rettinger	Officer)

* By:	/s/ Clifford J. Alexander
Clifford J. Alexander

EXHIBIT INDEX

Exhibit	Description
(h)(2)	Form of ATM Sales Agreement